Exhibit 99.1

Seanergy and NYK Line Announce Successful Completion
of Biofuel Trials on a Capesize Vessel

Seanergy’s Biofuel Testing Program commenced in August 2021 and to-date Biofuel has been successfully tested on a number of its Capesize Vessels

March 16, 2022 – Glyfada, Greece – Seanergy Maritime Holdings Corp. (NASDAQ: SHIP) announced today that it has successfully completed marine biofuel trials in cooperation with one of its major charterers, NYK Line, on one of the Company’s Capesize Vessels.

The biofuel is a 0.50% VLSFO blended with a waste-based and ISCC certified FAME component at a 90% - 10% ratio. Advanced real time monitoring instruments and AI have been used to assess the results of the trials.

The capesize vessel (177,000 dwt, built in 2009 in Japan) was transporting cargo of the global mining company, Anglo American, and was bunkered with the biofuel in Singapore by TotalEnergies Marine Fuels, a dedicated business unit in charge of worldwide bunkering activities at the port of Singapore. The Biofuel was consumed during her two-way voyage between Singapore and Saldanha Bay, South Africa. The trials demonstrated that the biofuel can result in up to 10% CO2 emissions reduction, when compared with conventional marine fuel, and that it can be safely used in relevant marine applications, without any modifications.

Stelios Psillakis, the Company’s Technical Director, stated:

“The new marine biofuels coming to market can contribute significantly to the imminent need to reduce the GHG emissions. We strongly believe that using biofuels, in combination with the Energy Saving Devices (“ESDs”) installed or to be installed on our vessels, will cater for a smooth transition to greener energy, whilst providing a competitive and compliance advantage for early movers. Beyond 2030, we expect the marine industry to be technologically mature to adopt alternative energy solutions.”

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Sustainability, energy efficiency and reduction of GHG emissions are on the very top of our strategic agenda. Our cooperation with our charterers affirms the obvious notion that the environmental targets can be met with the alignment of interests among shipping companies, charterers, regional governments and the International Maritime Organization.

“Until new technologies become widely available in the next years, we should focus on implementing proven solutions on the existing global fleet with the support of all stakeholders of our industry. Seanergy is taking decisive steps towards this direction.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company's operating fleet consists of 17 Capesize vessels with an average age of 12 years and aggregate cargo carrying capacity of approximately 3,011,083 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com